

05044420

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
PROCESSING
RECEIVED
NOV 25 2005
WASH, D.C.
199
SECTION

SEC FILE NUMBER
8-47253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Securities of America Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Trunk
(No. and Street)

Hartville	OH	44632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Cline 330-877-7710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stinnett, Padrutt & Aranyosi, Co
(Name – *if individual, state last, first, middle name*)

2800 South Arlington Rd. #101,	Akron	OH	44312
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Cline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Securities of America, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President



ELLIS G. ERB
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires November 20, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SECURITIES OF AMERICA, INC.

Financial Statements
September 30, 2005 and 2004

TABLE OF CONTENTS

EDWARD E. STINNETT
PAUL E. PADRUTT
ERNEST J. ARANYOSI
ROBERT J. McCANN
RICHARD A. SCHRADER

Stinnett, Padrutt & Aranyosi Co.

CERTIFIED PUBLIC ACCOUNTANTS
AN OHIO PROFESSIONAL CORPORATION

2800 S. ARLINGTON ROAD • SUITE 101
AKRON, OHIO 44312
330 / 644-6844
FAX 330 / 644-7145

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

We have audited the accompanying balance sheet of Capital Securities of America, Inc. (an S-Corporation) as of September 30, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Securities of America, Inc. as of September 30, 2005 and 2004, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 14, 2005

CAPITAL SECURITIES OF AMERICA, INC.

BALANCE SHEETS

September 30,	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 1,094,042	$ 1,051,766
Investments	19,730	210,637
Commissions receivable	19,013	42,149
Notes receivable	25,442	25,442
Accounts receivable - other	115,555	200,624
Prepaid expenses	55,778	64,103
Total current assets	1,329,560	1,594,721
PROPERTY AND EQUIPMENT		
Vehicles	35,694	35,694
Furniture and fixtures	185,036	184,898
	220,730	220,592
Less accumulated depreciation	181,297	164,310
	39,433	56,282
OTHER ASSETS		
Deposits with clearing agents	105,716	125,883
Total other assets	105,716	125,883
	$ 1,474,709	$ 1,776,886

The accompanying notes are an integral part of these statements.

	2005	2004
LIABILITIES		
CURRENT LIABILITIES		
Commissions payable	$ 390,145	$ 462,184
Accounts payable	116,402	162,169
Accrued payroll taxes	13,274	14,280
Deferred revenue	26,606	89,789
Pension payable	10,937	12,261
Total current liabilities	557,364	740,683
STOCKHOLDERS' EQUITY		
Common stock - authorized 750 shares of no par value; issued and outstanding 210.5 shares	106,250	106,250
Additional paid-in capital	543,750	543,750
Retained earnings	267,345	386,203
TOTAL STOCKHOLDERS' EQUITY	917,345	1,036,203
	$ 1,474,709	$ 1,776,886

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

Year Ended September 30,	2005	2004
REVENUES		
Commissions earned	$ 8,263,902	$ 6,781,019
Miscellaneous income	217,357	138,704
Interest income	26,308	40,003
Total revenue	8,507,567	6,959,726
OPERATING EXPENSES		
Commissions	6,324,892	4,901,689
Exchange and clearance fees	313,199	335,578
Employee compensation and benefits	678,970	701,380
Communications and data processing	224,470	178,713
Regulatory fees and expenses	55,801	69,737
Occupancy	50,953	65,456
Interest expense	198	26
Other expenses	677,942	397,620
Total operating expenses	8,326,425	6,650,199
NET EARNINGS	$ 181,142	$ 309,527

The accompanying notes are an integral part of these statements.

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended September 30,	2005	2004
Common stock - end of year	$ 106,250	$ 106,250
Additional paid-in capital - end of year	$ 543,750	$ 543,750
Retained earnings - beginning of year	$ 386,203	$ 169,190
Net income for the year	181,142	309,527
Distribution to stockholders	(300,000)	(92,514)
Retained Earnings - end of year	$ 267,345	$ 386,203
Total Stockholders' Equity	$ 917,345	$ 1,036,203

The accompanying notes are an integral part of these statements.

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

Year Ended September 30,		2005		2004
Cash flows from operating activities				
Net Income	$	**181,142**	$	309,527
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Depreciation and amortization		**16,987**		15,489
Changes in assets and liabilities that increase (decrease) cash flow from operations				
Accounts receivable		**108,205**		(11,726)
Prepaid expenses		**8,325**		(30,010)
Deposits		**20,167**		(883)
Commissions payable		**(72,039)**		167,114
Accounts payable		**(45,767)**		72,552
Pension payable		**(1,324)**		522
Accrued expenses		**(1,006)**		(2,516)
Deferred revenue		**(63,183)**		57,732
Notes receivable - employees		**-**		(17,836)
Total adjustments		**(29,635)**		250,438
Net cash provided by operating activities		**151,507**		559,965
Cash flow from investing activities				
Additions to property and equipment		**(138)**		(38,157)
Net cash used in investing activities		**(138)**		(38,157)
Cash flow from financing activities				
Distribution to stockholders		**(300,000)**		(92,514)
Net cash used in financing activities		**(300,000)**		(92,514)
Net increase (decrease) in cash and equivalents		**(148,631)**		429,294
Cash and equivalents, beginning of year		**1,262,403**		833,109
Cash and equivalents, end of year	**$**	**1,113,772**	$	1,262,403
Cash paid during the year for Interest expense	**$**	**198**	$	-

The accompanying notes are an integral part of these statements.

September 30, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Capital Securities of America, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

1. *Business Activity*

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company clears all of its exchange listed and over the counter security transactions through First Clearing, LLC. on a fully disclosed basis.

2. *Revenue and Cost Recognition*

The Company recognizes commission income and expenses on a settlement date basis.

3. *Property and Equipment*

Furniture, equipment and vehicles are stated at cost. Depreciation is recorded based on the accelerated methods over the useful life of the furniture and equipment, as allowed for income tax reporting purposes. The Vehicle is being depreciated using the straight line method over its estimated useful life. Use of these methods does not differ materially from accounting principles generally accepted in the United States of America.

4. *Organization Costs*

Organization costs are capitalized and are being amortized on the straight-line method over five years.

5. *Income Taxes — Subchapter S Corporation*

The Company, with consent of its stockholders, has elected under Subchapter S of the Internal Revenue Code to be treated substantially as a partnership, instead of a corporation, for income tax purposes. As a result, the stockholders will report their shares of corporate federal taxable income on their individual tax returns. Accordingly, no provision is made for federal income taxes in the financial statements of the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. *Accounts Receivable*

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

7. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - CASH DEPOSITS

The Company is required to maintain a deposit with First Clearing, LLC in the amount of $100,000. This deposit is for the purpose of protecting First Clearing, LLC from any losses in regard to the clearing of security transactions on behalf of the Company's customers. This amount is required to be left on deposit as long as the Company clears security transactions through First Clearing, LLC. In addition, although the Company no longer clears transactions through Pershing, Inc., the Company has a temporary deposit remaining with Pershing, Inc. in the amount of $5,716.

NOTE C - FINANCIAL INSTRUMENTS - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in two financial institutions located in Hartville, Ohio. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per bank.

NOTE D - PENSION PLAN

Effective April 15, 1996, the Company adopted a SARSEP plan. The plan covers full-time employees who have reached the age of 21 and have completed one year of service. The Company is required to match the employee's contribution on a dollar for dollar basis up to 3% of eligible compensation. The Company made contributions of $14,626 and $14,943 to the plan during the years ended September 30, 2005 and 2004, respectively.

NOTE E - LEASES AND RELATED PARTY TRANSACTIONS

The Company leases two office locations under operating lease agreements with related parties. The first lease is for a three year term expiring December 31, 2007. This lease requires monthly payments of $3,300 and the Company is responsible for general maintenance, utilities and insurance. This lease contains an option to renew for an additional three years beginning January 1, 2008. The other lease, which expired September 30, 2005, required monthly payments of $2,000. A portion of this location was subleased to an unrelated party for $1,600 per month.

Total rent expense for office space amounted to $42,450 and $53,400 for the years ended September 30, 2005 and 2004, respectively.

NOTE F - STOCKHOLDER STOCK REDEMPTION

The stockholders are all party to a stock redemption agreement which limits the stockholders' ability to transfer their shares to someone outside the Company. Although, the Company is not required to repurchase any outstanding shares, it does have a right of first refusal under the agreement.

NOTE G - NOTES RECEIVABLE

The Company is party to loan agreements with employees and or licensed representatives, which range from two to three years and include interest from 0% to 7.5% per annum. The principal and interest are to be forgiven over the life of the loans as long as the employees remain with the Company. The outstanding balances at year end total $25,442.

NOTE H – LINE OF CREDIT

The Company has a line of credit with a local bank in the amount of $500,000. The line of credit bears interest at the bank's prime rate and is secured by substantially all assets of the business and personal guarantees of two shareholders. There were no borrowings outstanding as of September 30, 2005.

September 30, 2005 and 2004

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company along with other broker-dealers and individuals are party to arbitration proceedings that allege violations of securities laws and claim monetary damages. Management of the Company believes that the resolution of these hearings will not result in any material adverse effect on the Company's financial position.

NOTE J – NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $100,000 or 6 2/3% of its aggregate indebtedness as defined by Rule 15c3-1. The Company was in compliance with this rule at September 30, 2005 and 2004.

NOTE K – SUBSEQUENT EVENTS

Subsequent to September 30, 2005, the Company's Board of Directors and Shareholders authorized a distribution to shareholders of $235.00 per share.

SUPPLEMENTARY INFORMATION

EDWARD E. STINNETT
PAUL E. PADRUTT
ERNEST J. ARANYOSI
ROBERT J. McCANN
RICHARD A. SCHRADER

Stinnett, Padrutt & Aranyosi Co.

CERTIFIED PUBLIC ACCOUNTANTS
AN OHIO PROFESSIONAL CORPORATION

2800 S. ARLINGTON ROAD • SUITE 101
AKRON, OHIO 44312
330 / 644-6844
FAX 330 / 644-7145

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

We have audited the accompanying financial statements of Capital Securities of America, Inc. as of and for the years ended September 30, 2005 and 2004, and have issued our report thereon dated November 14, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 14, 2005

CAPITAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2005

NET CAPITAL:	
Total Stockholders' Equity	$ 917,345
Deduct:	
Stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	917,345
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Other (deductions) or allowable credits	-0-
Total capital and allowable subordinated liabilities	917,345
Deductions and/or charges:	
Non-allowable assets	
Other receivables	19,013
Prepaid expenses	55,778
Furniture and equipment, net	39,433
Accounts and Notes receivable	140,997
Deposits	5,716
	260,937
Net Capital before haircuts	$ 656,408
Haircuts on Securities	
Debt and other securities	2,960
Net Capital	$ 653,448
Aggregate Indebtedness	$ 557,364
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 37,158
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 553,448
Excess net capital at 1000%	$ 597,712
Ratio of aggregate indebtedness to net capital	1.17 to 1

CAPITAL SECURITIES OF AMERICA, INC.
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(INCLUDED IN PART II OF FORM X-17A-5)
September 30, 2005

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 672,759
Net audit adjustments – Accounts payable	(13,595)
Deposits	(5,716)
Net capital, per audited statement	$ 653,448

CAPITAL SECURITIES OF AMERICA, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
September 30, 2005

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirement Under Rule 15c3-3" are inapplicable.

EDWARD E. STINNETT
PAUL E. PADRUTT
ERNEST J. ARANYOSI
ROBERT J. McCANN
RICHARD A. SCHRADER

Stinnett, Padrutt & Aranyosi Co.

CERTIFIED PUBLIC ACCOUNTANTS
AN OHIO PROFESSIONAL CORPORATION

2800 S. ARLINGTON ROAD • SUITE 101
AKRON, OHIO 44312
330 / 644-6844
FAX 330 / 644-7145

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

In planning and performing our audit of the financial statements of Capital Securities of America, Inc. (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Security Dealers, the securities division of the states in which the Company is registered, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 14, 2005

CAPITAL SECURITIES OF AMERICA, INC.

Financial Statements and Report of Independent Certified Public Accountants

September 30, 2005 and 2004